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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)


                             United Auto Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    909440109
               ---------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



SEC 1745 (3-98)

CUSIP No. ................

--------------------------------------------------------------------------------
   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.)
        13-3371826
        ------------------------------------------------------------------------
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
            --------------------------------------------------------------------
        (b) x
            --------------------------------------------------------------------
--------------------------------------------------------------------------------
   3.   SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------
   4.   Citizenship or Place of Organization   Delaware
                                               ---------------------------------
--------------------------------------------------------------------------------
                           5.   Sole Voting Power  0
                                                   -----------------------------
                        --------------------------------------------------------
                           6.   Shared Voting Power  0
  Number of Shares                                   ---------------------------
  Beneficially          --------------------------------------------------------
  Owned by Each            7.   Sole Dispositive Power  0
  Reporting Person                                      ------------------------
  With:                 --------------------------------------------------------
                           8.   Shared Dispositive Power  3,343,870
                                                          ----------------------
                        --------------------------------------------------------
--------------------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person   3,343,870
                                                                       ---------
--------------------------------------------------------------------------------
  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
  11.   Percent of Class Represented by Amount in Row (9)  8.24%
                                                           ---------------------
--------------------------------------------------------------------------------
  12.   Type of Reporting Person (See Instructions)  PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. ................


PRELIMINARY NOTE:

         On February 22, 2002, International Motor Cars Group I, L.L.C. ("IMCG I") and J.P. Morgan Partners (BHCA), L.P. ("JPMP"), Combined Specialty Insurance Company (formerly known as Virginia Surety Company, Inc.) ("AON"), Penske Corporation, and Penske Capital Partners, L.L.C. (the "Managing Member", and each of JPMP, AON and Penske Corporation, an "IMCG I Member"), being all the members of IMCG I, entered into a letter agreement (the "IMCG I Letter Agreement"). Under the terms of the IMCG I Letter Agreement, each IMCG I Member may, in connection with its execution of a cash sale of shares of Series A preferred stock or common stock of United Auto Group, Inc. (the "Issuer") attributable to its membership interest in IMCG I, require that IMCG I distribute such shares to that IMCG I Member, subject to certain conditions (an "IMCG I Member Distribution"). Such conditions are as follows: (i) until February 22, 2003, no IMCG I Member may require IMCG I to distribute any of the shares of common stock obtained by IMCG I pursuant to its exercise of warrants of the Issuer, unless immediately after giving effect to such distribution, no other shares of Series A preferred stock, Series B preferred stock or common stock of the Issuer are attributable to such IMCG I Member's membership interest in IMCG I or, with respect to JPMP, IMCG II (as defined below) and (ii) other than distributions permitted by the IMCG I Letter Agreement or in connection with reallocation of shares to the Managing Member permitted under IMCG I's operating agreement, IMCG I will not sell or otherwise transfer to a third party any shares of the Issuer attributable to an IMCG I Member's membership interest, without the prior written consent of such IMCG I Member. Moreover, neither IMCG I nor any IMCG I Member can cause the conversion of any shares of Series A preferred stock attributable to its membership interest, except in connection with an IMCG I Member Distribution and upon receipt by IMCG I of notice of redemption by the Issuer. Notwithstanding the foregoing, the Managing Member shall have the right at any time to cause IMCG I to distribute to an IMCG I Member all or a portion of the shares of Series A preferred stock and/or common stock of the Issuer (or any proceeds of such shares) attributable to such IMCG I Member's membership interest.

         On February 22, 2002, International Motor Cars Group II, L.L.C. ("IMCG II") and JPMP and the Managing Member (each of JPMP and the Managing Member, an "IMCG II Member"), being all the members of IMCG II, entered into a letter agreement (the "IMCG II Letter Agreement"). Under the terms of the IMCG II Letter Agreement, each IMCG II Member may, in connection with its execution of a cash sale of shares of Series A preferred stock, Series B preferred stock or common stock of the Issuer attributable to its membership interest in IMCG II, require that IMCG II distribute such shares to that IMCG II Member, subject to certain conditions (an "IMCG II Member Distribution"). Such conditions are as follows: (i) until February 22, 2003, no IMCG II Member may require IMCG II to distribute any of the shares of common stock obtained by IMCG II pursuant to its exercise of warrants of the Issuer, unless immediately after giving effect to such distribution, no other shares of Series A preferred stock, Series B preferred stock or common stock of the Issuer are attributable to such IMCG II Member's membership interest in IMCG I or IMCG II and (ii) other than distributions permitted by the IMCG II Letter Agreement or in connection with reallocation of shares to the Managing Member permitted under IMCG II's operating agreement, IMCG II will not sell or otherwise transfer to a third party any shares of the Issuer attributable to an IMCG II Member's membership interest, without the prior written consent of such IMCG II Member. Moreover, neither IMCG II nor any IMCG II Member can cause the conversion of any shares of Series A preferred stock or Series B preferred stock of the Issuer attributable to its membership interest, except in connection with an IMCG II Member Distribution and upon receipt by IMCG II of notice of redemption by the Issuer. Notwithstanding the foregoing, the Managing Member shall have the right at any time to cause IMCG II to distribute to an IMCG II Member all or a portion of the shares of Series A preferred stock, Series B preferred stock and/or common stock of the Issuer (or any proceeds of such shares) attributable to such IMCG II Member's membership interest.

         On May 2, 2002, in accordance with the Certificate of Designation of the Series A preferred stock of the Issuer, (i) IMCG I converted 5,450.106 shares of Series A preferred stock owned of record by it and acquired direct ownership of the 5,570,160 shares of voting common stock of the Issuer (which included 120,054 shares of voting common stock of the Issuer received in lieu of cash dividends accrued on the outstanding shares of Series A preferred stock during the period from December 31, 2001 to May 2, 2002) and (ii) IMCG II converted 1,431.340 shares of Series A preferred stock owned of record by it and acquired direct ownership of 1,462,869 shares of voting common stock of the Issuer (which included 31,529 shares of voting common stock of the Issuer received in lieu of cash dividends accrued on the outstanding shares of Series A preferred stock during the period from December 31, 2001 to May 2, 2002).

         On August 3, 2002, in accordance with the Certificate of Designation of the Series B preferred stock of the Issuer, IMCG II converted 648.588 shares of Series B preferred stock owned by record by it and acquired direct ownership of 652,452 shares of non-voting common stock of the Issuer.

         As a result of the conversions of the Series A preferred stock and the Series B preferred stock by IMCG I and IMCG II respectively, no Series A preferred stock or Series B preferred stock remains issued and outstanding.

         The number of shares  reported  as  beneficially  owned by JPMP in this
Schedule 13G represent the shares of the Issuer attributable as of December 31, 2002 to JPMP's membership interests in IMCG I and IMCG II after giving effect to
(i) the sale of 1,019,756 shares of common stock of the Issuer on June 13, 2002 pursuant to Rule 144 of the Securities Act of 1933 (the "Rule 144

CUSIP No. ................


Sale"), and (ii) the allocation of 129,822 shares of common stock to the carry account of the Managing Member in connection with the Rule 144 Sale. Pursuant to the respective operating agreements of each of IMCG I and IMCG II, the number of shares of the Issuer attributable to JPMP's membership interests in IMCG I and IMCG II shall be reduced at the time of each IMCG I or IMCG II Member Distribution to JPMP by the number of shares actually distributed to JPMP and by the number of shares attributable to the carry account of the Managing Member of IMCG I or IMCG II, as the case may be, pursuant to the respective operating agreements of each of IMCG I and IMCG II with respect to the shares so distributed to JPMP. JPMP is a non-managing member of each of IMCG I and IMCG
II. The actual number of shares of the Issuer's equity securities beneficially owned by JPMP is not determinable because the number of shares attributable to the carry account of the Managing Member is subject to several variables, including the fair market value of the Issuer's equity securities at the time of distribution to JPMP.

CUSIP No. ................



ITEM 1.

          (a)  NAME OF ISSUER:

               United Auto Group, Inc.

          (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               2555 Telegraph Road
               Bloomfield Hills, Michigan  48302-0954

ITEM 2.

          (a)  NAME OF PERSON FILING:

               J.P. Morgan Partners (BHCA), L.P.

               Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

          (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               1221 Avenue of the Americas
               New York, New York  10020

          (c)  CITIZENSHIP:

               Delaware

          (d)  TITLE OF CLASS OF SECURITIES (OF ISSUER):

               Common Stock, par value $0.0001 per share

          (e)  CUSIP NUMBER:

               909440109


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.


ITEM 4.  OWNERSHIP

          (a)  AMOUNT BENEFICIALLY OWNED:

               3,343,870

CUSIP No. ................



          (b)  PERCENT OF CLASS:

               8.24% as of 12/31/02

          (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)    Sole power to vote or to direct the vote: 0.

               (ii)   Shared power to vote or to direct the vote: 0.

               (iii)  Sole power to dispose or to direct the disposition of: 0.

               (iv)   Shared power to dispose or to direct the disposition of:
                      3,343,870


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not  applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

               Not applicable.


ITEM 10. CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003

                                   J.P. MORGAN PARTNERS (BHCA), L.P.


                                   By:  JPMP Master Fund Manager, L.P.,
                                        its General Partner

                                   By:  JPMP Capital Corp., its General Partner


                                   By: /s/ Christopher C. Behrens
                                       --------------------------------
                                       Name:   Christopher C. Behrens
                                       Title:  Managing Director